UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 11, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 11, 2019, regarding the announcement regarding the dividend distribution proposal.

Istanbul, Sepember 11, 2019

Announcement Regarding the Dividend Distribution Proposal

With reference to the dividend distribution proposal, which was resolved and announced publicly on July 31, 2019, our Board of Directors decided to submit the proposal of dividend distribution as a single payment on October 31, 2019 with no changes to the gross amount of TRY 1,010,000,000, to the approval of the shareholders at the General Assembly to be held on September 12, 2019.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
0.4590909	0.3902273	31.10.2019

Notice: Please note that the payment of the dividend described above is contingent upon our AGM being duly convened and on obtaining a favorable vote from our shareholders at such meeting.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute an aggregate dividend TRY 1,010,000,000- which corresponds to approximately 50% of Turkcell’s net distributable income pertaining to year 2018 to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

1.	As a result of the activities of our Company, pertaining to the period between January 1, 2018 and December 31, 2018, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 2,516,545,524- and the commercial profit calculated according to the provisions of Turkish Commercial Code is TRY 766,758,644-,

2.	TRY 2,021,064,152- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Capital Markets Board Dividend Guide” which was published on 27 January 2014,

3.	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4.	TRY 2,021,064,152- is the distributable dividend of the Company, pertaining to year 2018 and TRY 2,197,384,773- calculated by adding TRY 176,320,621- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5.	In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the article of association of our company and the dividend distribution policy that was approved during the Ordinary General Assembly Meeting of our Company held on March 26th, 2015; TRY 439,476,955-, which is 20% of the first dividend basis, amounting to TRY 2,197,384,773- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 90,000,000- shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY 1,010,000,000- which shall be distributed in cash, shall be distributed from statutory previous year’s profit.

b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 1,010,000,000- as mentioned hereinabove,

c. In this respect, gross amount of TRY 0.4590909- shall be distributed to our shareholders for each share, having a nominal value of TRY 1 - (One Turkish Lira), and hence the aggregate gross amount of dividend distribution shall be TRY 1,010,000,000-.

6.	TRY 921,064,152- which is the remaining of the 2018 year’s distributable profit after the cash dividend distribution shall be :

a. Regarded as previous year’s profit and set aside within the Company,

b. The withholding tax deductions shall be applicable on the amount, which is set aside as 2018 fiscal year’s profit, in case such amount shall be subject to redistribution.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2018 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,577,763,533

If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,516,545,524		766,758,644

4)	Tax (-)		495,481,372

5)	Net Profit for the period (=)	(3-4)	2,021,064,152	(3-4)	766,758,644

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5SR-6SR)*0.05)	-	((5SR-6SR)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	2,021,064,152	(5-6-7)	766,758,644

9)	Donations made during the year		176,320,621

10)	Net distributable profit including donations that is the base of calculation of first dividend	(8+9)	2,197,384,773

	First Dividend		439,476,955
11)
a	-Cash
b	-Cash	(10*the minimum	439,476,955
c	-Share	rate determined by
	-Total	the CMB)	439,476,955

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		570,523,045

16)	Secondary Legal Reserves	((11+12+13+14+15)- (1*0.05))/10	90,000,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8- (11a+12+13+14+16+17+18)	921,064,152

20)	Other Distributable Sources
	-Prior years' profits (**)	-	-		1,010,000,000
	-Extra Ordinary Reserves
	-Other Distributable Reserves in
	accordance with legislation and Articles of Association

(*) TRY 921,064,152- which is the remaining of the 2018 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in CMB records,

(**) Pertaining to the period between January 1, 2018 and December 31, 2018, our Company’s profit calculated according to the consolidated financial statements, which were audited independently in accordance with the“Communiqué Regarding the Financial Reporting in Capital Markets” the total amount of TRY 1,010,000,000, which shall be distributed in cash from statutory previous year's profit

(***) Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
		AMOUNT (TRY)	AMOUNT (TRY)	RATION(%)
GROSS	A
	B
	TOTAL	1,010,000,000	0.4590909	45.91
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	858,500,000	0.3902273	39.02
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS (%)
1,010,000,000	45.96

(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 11, 2019	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 11, 2019	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer